EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

July 17, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Infinity Cross Border Acquisition Company (the "Company")
Registration Statement on Form F-1 originally filed April 18, 2011
(File No. 333-173575) ( the "Registration Statement")

Dear Mr. Dobbie:

In connection with the Registration Statement on Form F-1 of Infinity Cross Border Acquisition Company, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Thursday, July 19, 2012 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steven Levine
Title:	Managing Director